U. S. Securities and Exchange Commission
                                    Washington, D.C. 20549


                                          Form 10-SB

                          GENERAL FORM FOR REGISTRATION OF SECURITIES
                                   OF SMALL BUSINESS ISSUERS

               Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               BIO-AMERICAN CAPITAL CORPORATION
                        (Name of Small Business Issuer in its charter)



Nevada                                                         93-1118938
State or other jurisdiction of                            IRS Employer ID Number
Incorporation or organization


462 Stevens Avenue, Suite #308, Solana Beach, CA                           92075
(Address of principal executive offices)                              (Zip Code)

                                        (858) 793-5900
                                 (Issuer's Telephone Number)

               Securities to be registered under Section 12(b) of the Act: None

                 Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value.
                                       (Title of class)

                                      TABLE OF CONTENTS

                                            PART I

                                                                            Page

Item 1.        Business........................................................3

Item 2.        Management's Discussion and Analysis of Financial Condition and
               Results of Operations..........................................21

Item 3.        Properties.....................................................22

Item 4.        Security Ownership of Certain Beneficial Owners and Management.23

Item 5.        Directors and Executive Officers of the Registrant.............23

Item 6.        Executive Compensation.........................................28

Item 7.        Certain Relationships and Related Transactions.................29

Item 8.        Description of Securities......................................30

                                           PART II

Item 1.        Market for Registrant's Common Stock and Security Holder
               Matters........................................................31

Item 2.        Legal Proceedings..............................................31

Item 3.        Changes in and Disagreements with Accountants on Accounting and
               Financial Disclosure...........................................31

Item 4.        Recent Sales of Unregistered Securities........................31

Item 5.        Indemnification of Directors and Officers......................34

                                           PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................35

Exhibits, Financial Statement Schedule and Reports on Form 8-K................49

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

        This report on Form 10-SB (the "Report") contains forward-looking statements within the definition of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. Forward-looking statements usually contain the words "estimate," "anticipate," "believe," "expect'" or similar expressions, and are subject to numerous known and unknown risks and uncertainties. In evaluating such statements, readers should carefully review risks and uncertainties identified in this Report, including the matters set forth under the caption "Risk Factors" below. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements. The Company undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

General
-------

        Bio-American Capital Corporation ("Bio-American" or the "Company") was incorporated under the laws of the State of Nevada on May 5, 1992 to raise capital for a business venture. Minimal capital was raised and it engaged in no business and remained dormant until November 1998. On November 25, 1998, Reliant Securities, Ltd., a British Virgin Islands Corporation, purchased control of the Company from the principal shareholder. During December 1998 the Company raised $990,000 from an exempt Offering Circular under Regulation D, Rule 504 of the Securities and Exchange Commission (the "Offering Circular"). The Company now acts as a merchant bank to organize, capitalize, acquire and finance technology companies that are positioned to effectively integrate and enhance the delivery of products and services to consumers.

        The Company intends to take senior debt and equity positions in companies which it chooses to finance and will provide consulting services for capital structuring, and reorganization of small technology companies to assist in market share growth and the development of the capital structure to facilitate an eventual public offering. The Company will also consider acquisitions of operating technology companies for stock and debt. Once this Report is filed, the Company will become a 12(g) registered company under the Securities Exchange Act of 1934. The Company can continue to offer to private acquisition targets the opportunity to become a public company and establish a public trading market for its securities.

        Acquisitions may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. In connection with a merger or acquisition, it is possible that the Company would issue an amount of stock constituting control of the Company to the acquisition candidate. Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

     Business opportunities come to the Company's attention from various sources, including its officer and director, stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, and members of the financial community. The Company currently has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

     The Company's search is directed toward small and medium-sized companies (See "Investigation and Selection of Business Opportunities") who are (i) recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) experiencing financial or operating difficulties; (iii) in need of funds to develop a new product or service or to expand into new markets; (iv) relying upon an untested product or marketing concept; or (v) a combination of the characteristics mentioned in (i) through (iv). Given the above factors, investors can expect that acquisition candidates may have a history of losses or low profitability.

Investigation and Selection of Investment Opportunities
-------------------------------------------------------

        The decision to investment in a specific opportunity includes the assessment of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the impact of technological changes, and the benefits derived from becoming a publicly held entity. Changes in products and services; marketing approaches and distribution channels;
management resources; and potential cost savings and economies of scale in operations will probably caused the historical operations of the target opportunity to not be indicative of the potential for the future. The Company will work with and motivate the owners of the target opportunity to identify the need for and implement required changes. Participating in either newly organized firms or with a firm, which is entering a new phase of growth, creates additional risk for the Company.

        The Company's management has the authority and discretion to complete acquisitions without submitting any proposal to the stockholders for their consideration. Management's decisions may ultimately adversely impact the Company's shareholders. Unless required, holders of the Company's securities should not anticipate that the Company will furnish them, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business.

        The analysis of business opportunities will be undertaken by or under the supervision of the Company's President. See "Management." The Company's management may also retain outside consultants to assist in the investigation and selection of business opportunities, and might pay a finder's fee in the form of stock.

The following factors will be considered, among other things, in screening investment opportunities:

1. Potential for revenue and earnings growth, indicated by new technology, anticipated market expansion, or new products;

2. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

3. Potential cost savings and economies of scale in operations;

4. Capitalization on distribution strength to enhance local sales and services capabilities;

5.  Expand national market presence;

6. How any particular business opportunity will be viewed by the investment community and by the Company's stockholders;

7. Whether, following the business combination, the financial condition of the Company would be sufficient to enable the securities of the Company, then or in the foreseeable future, to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of Penny Stocks."

8. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

9. The extent to which the business opportunity can be advanced;

10. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

11. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

12.  The  accessibility  of  required  management  expertise,   personnel,   raw
materials, services, professional assistance, and other required items.

        In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total assets of at least $4,000,000 and total capital and surplus of at least $2,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

         No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

        Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

        As part of the Company's investigation, the Company's executive officers and directors would meet personally with management and key personnel, would visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

        It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

        Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, which have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative.


Form of Acquisition
-------------------

        It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

        It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

         It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

        The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

        It  is  anticipated  that  the   investigation   of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

        In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock.

Universal Alliance Inc. ("UAI")
-------------------------------

     The Company continually reviews business plans to identify candidates that require merchant banking services or funding. The first investment that the Company has agreed to finance is UAI. UAI, is a private holding company for Remind America, Inc. Global Interlink Systems, Inc., thankyoustores.com Inc, and NCSS America Inc:

     UAI continues to be engaged in proof of concept test marketing, technology development, recruitment of Management and staff and potential acquisition of marketing companies. UAI currently drives its revenue from fulfillment services and sales of custom-labeled gift products through the Remind American loyalty system.

     Remind America develops customer loyalty and relationship building products and services which it provides for Universal Alliance marketing companies and thankyoustores.com retail franchise stores. These products and services enable businesses and individuals to build customer loyalty and celebrate relationships by systematically thanking customers, clients, employees, vendors, friends, and family. Remind America also provides a fulfillment and distribution service to deliver personalized products as incentives and tools to build relationships.
     Remind America sells, custom labels, and custom packages its gift products for deliveruy to customers, vendors, employees, and others on behalf of UAI's clients. These products include thank you cards chocolates, wines, and various pre-packaged food products. Remind America provides personalization of these products.

     GISI expects to develop and expand the Remind America concept using a high-technology information and delivery system using ingteractive multimedia kiosks and Web Site. These kiosks will be targeted to shoppers in high traffic areas and the Web Site will give access to online sales, via the Internet. GISI intends to offer Remind America's products and other vendors' goods and services as well as interactive local advertising and promotion, education and multimedia presentations, directory and merchant services. GISI has yet to commence installation and operation of the proposed kiosk network and Web site.

     UAI is preparing to launch thankyoustores.com Franchjise. These franchises will offer existing retail business owners the opportunity to earn additional revenues through an electronic kiosk "business within a business" that offers high quality, distinctively personalized gifts. Thankyoustores.com has yet to commence operations

     NCSS America plans to design and provide secure, high-speed wireless communication networks and services that are fast, cost effective and provide secure communication. Their planned networks are expected to provide (i) broadband data, voice, fax and video channels; (ii) high-speed Internet /Intranet access through both fixed and mobile application over large geographic areas; (iii) an alternative to costly high speed wire carrier services in urban and rural areas; and (iv) cost effective "last mile" link to connect to fiber or satellite backbone infrastructure. NCSS will provide the communications link for GlobalInterlink Kiosks in locatins where the infrastructure is inadequate or the cost of a wire link is prohibitive. NCSS has yet to commence installation and operation of the wireless delivery system.


        Share Exchange Agreement (the "Exchange  Agreement").  In December 1998,
        ----------------------------------------------------
the Company entered into an Exchange Agreement with UAI and certain shareholders of UAI (the "UAI Controlling Shareholders"). The Exchange Agreement provided that the Company would acquire 81.5% (9,600,000 shares) of the outstanding capital stock of UAI. The UAI Controlling Shareholders will receive one share of newly issued Company stock for each share of UAI Stock. The Exchange Agreement required the Company, with certain limitation, to prepare and file a registration statement or registration statements in compliance with the Securities Act of 1933, as amended (the "Act") such that the UAI Controlling Shareholders will be able to sell the exchange shares in compliance with the Act. The Company's registration efforts shall be limited to attempting to register up to twenty five percent (25%) of the exchange shares once in every six (6) month period. In July 1999, the Company, UAI and the UAI Controlling Shareholders terminated the Exchange Agreement and entered into a Stock Option Agreement.

               Stock  Option  Agreement  (the  "Option  Agreement").  The Option
               ----------------------------------------------------
Agreement provides the Company with the option, based upon achieving specific performance criteria, to acquire controlling interest in UAI. The Company would issue to UAI Controlling Shareholders one and three-quaters (1.75) shares of common stock in the Company for each share of UAI common stock. The conditions precedent include: (i) the Company to file Form 10-SB with the Securities and Exchange Commission on or before July 30, 1999, and comply with all future disclosure requirements of a fully-reporting company; (ii) the Company to assist UAI in the successful completion of the Private Offering Memorandum for $2,000,000 of Convertible Notes; (iii) Average price of the Company's stock traded on the Over-the-Counter Bulletin Board to average at least $2.00 from August 1, 1999 through September 30, 1999; (iv) Tax-free exchange of the Company's stock for UAI common stock; (v) Successful filing of a registration statement that registers up to twenty-five percent (25%) of the Company's common stock to be acquired by the UAI Controlling Shareholders; and (vi) executing the option before March 31, 2,000. The Company is not obligated to complete any or all of the conditions precedent prior to the exercise of the option. The Option Agreement requires the Company, with certain limitation, to prepare and file a registration statement or registration statements in compliance with the Securities Act of 1933, as amended (the "Act") such that the UAI Controlling Shareholders will be able to sell the exchange shares in compliance with the Act. The Company's registration efforts shall be limited to attempting to register up to twenty five percent (25%) of the exchange shares once in every six (6) month period

Investment Company Act and Other Regulation
-------------------------------------------

        The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

        Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner, which will result in the availability of this exception from the definition of "Investment Company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

        The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

        Any securities, which the Company might acquire in exchange for its Common Stock, are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless the Securities and Exchange Commission has declared a registration statement effective or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

        An acquisition made by the Company may be in an industry, which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition
-----------

        The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blank check" companies, many of, which may have more funds available than does the Company.


No Rights of Dissenting Shareholders
------------------------------------

        The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because Nevada Corporate Code vests authority in the Board of Directors to decide and approve matters involving acquisitions. Any transaction would be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being a wholly owned subsidiary. Therefore, a shareholder will have no right of dissent under Nevada law.


Administrative Offices
----------------------

        The Company current business address is 462 Stevens Avenue, Suite 308, Solana Beach, California 92075. The Company's telephone number is (858) 793-5900.

Employees
---------

        The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk Factors
------------

1.  Conflicts of Interest.  Certain  conflicts of interest may exist between the
-------------------------
Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

2. Need For Additional Financing. Most of the Company proceeds received from the
--------------------------------
Offering Circular have been provided to UAI in the form of bridge-loan financing. The loans are to be repaid to the Company in December 1999. Before the Company can exploit other business opportunities, these loans must be repaid or the Company must seek additional financing, which may or may not be available. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If not available, the Company's operations will be limited to those that can be financed with its available capital. The Company also has an its option to acquire at least 80% of the issued and outstanding stock in UAI. UAI's business plan requires additional financing. There is no assurance that these funds will be available from any source or, if available, that they can be obtained on terms acceptable to UAI.

3.  Regulation  of Penny  Stocks.  The  Company's  securities  are  subject to a
--------------------------------
Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of
$1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

        Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. Lack of  Operating  History.  The  Company  was  organized  in March 1992 and
------------------------------
remained dormant until November 1998. Since November 1998 the Company: (i) raised $450,000 in a private placement; (ii) entered into a Share Exchange Agreement to acquire controlling interest of UAI; (iii) provided $450,060 in bridge financing to UAI; and (iv) terminated the Share Exchange Agreement with UAI and entered into a Stock Option Agreement, based upon achieving specific performance criteria, to acquire controlling interest in UAI. The Company is not profitable, And the only revenue earned was the accrued interest in the Notes Receivable to UAI The Company has no successful operating history . The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5. No  Assurance of Success or  Profitability.  There is  no-assurance  that the
---------------------------------------------
Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Possible Business - Highly Risky. An investor can expect a potential business
-----------------------------------
opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. The Company has provided $ 450,060 in bridge financing to UAI. As of June 30, 1999, UAI's unaudited balance sheet showed assets of approximately $1.3 million; liabilities of $1.5 million and shareholders' equity of approximately - $ 2.8 million. UAI is dependent upon the proceeds from a Private Offering Memorandum to provide sufficient capital to finance its future growth and operations, technology development, marketing expenses, and to provide working capital for its continued operations as an ongoing business. See Item 1 "Description of Business."

7. Type of Business  Acquired.  The type of  business to be acquired  may be one
------------------------------
that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8. Impracticability of Exhaustive Investigation. The Company's limited resources
------------------------------------------------
and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9. Lack of Diversification.  Because of the limited financial-resources that the
---------------------------
Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10.  Reliance upon  Financial  Statements.  The Company  generally  will require
-----------------------------------------
audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

        Moreover, the Company will be subject to the reporting-provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

        In addition, the lack of audited financial statements would-prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11. Other  Regulation.  An acquisition  made by the Company may be of a business
-----------------------
that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

12. Dependence upon Management; Limited Participation of Management. The Company
-------------------------------
currently has only three individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

13. Lack of  Continuity in  Management.  The Company does not have an employment
---------------------------------------
agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

14.  Indemnification of Officers and Directors.  Nevada Revised Statutes provide
-----------------------------------------------
for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

15.  Director's  Liability  Limited.  Nevada Revised  Statutes  exclude personal
-----------------------------------
liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

16. Dependence upon Outside Advisors.  To supplement the business  experience of
------------------------------------
its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The Company's President without any input from stockholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

17.  Leveraged  Transactions.  There is a possibility  that any acquisition of a
-----------------------------
business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

18. Competition. The search for potentially profitable business opportunities is
----------------
intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

19. No Foreseeable  Dividends.  The Company has not paid dividends on its Common
-----------------------------
Stock and does not anticipate paying such dividends in the foreseeable future.

20.  Loss of Control by Present  Management  and  Stockholders.  The Company may
---------------------------------------------------------------
consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and persons unknown could replace the Company's management at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders.

21.  Volatility of Stock Price.  Recent history  relating to the market price of
-------------------------------
the Company's stock, indicates the market price is highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

22. Blue Sky Considerations.  Because the securities  registered  hereunder have
----------------------------
not been registered for resale under the blue sky laws of all states, the holders of such shares and persons who desire to purchase them in any trading market, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities in any particular state. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

23. Blue Sky  Restrictions.  Many states have enacted  statutes or rules,  which
--------------------------
restrict or prohibit the sale or resale of securities of "blank check" companies to residents so long as they remain shell companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state, which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

        In the event of a violation of state laws regarding resale, the Company could be liable for civil and criminal penalties, which would be a substantial impairment to the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR
PLAN OF OPERATIONS.

Liquidity and Capital Resources
-------------------------------

     The Company remains in the development stage. Since November 1998, the Company has financed operations and bridge-loan financing through the issuance of plaement of common shares through which it has received $495,000. Until the bridge-loans are repaid the Company has limited liquidity.

        The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations
---------------------

        During the period from March 1992 (inception) through October 1998, the Company has engaged in no significant operations other than organizational activities.

Comparison of operating results for the year 1998 and 1997.
-----------------------------------------------------------
     In 1998 the Company accrued $3,372 in revenues from the interest earned on the Notes Receivable to UAI. The Company had no revenues in 1997. The Company incurred $26,710 in expenses in 1998 as compared to $185 in expenses in 1997. In 1998, $20,370 of such expenses were costs incurred to execute the Share Exchange Agreement with UAI; $2,845 in presentations to secutities broker dealers; $1,800 for the preparation of audited financial statements and $1,500 for office expenses.

     The net operating loss in 1998 was ($23,338) as compared to ($185) in 1997. The net loss per share each year was less than ($.01) in 1998 and less than ($0.01) in 1997.

Comparison  of  operating  results for the three  months ended June 30, 1999 and
--------------------------------------------------------------------------------
June 30, 1998.
--------------
     In 1999, the Company accured revenues of $13,502 from the interest earned on the Notes Receivable from to UAI. No Revenues were recorded in 1998. In 1999 the Company incurred $17,552 in expenses compared to $3,401 in 1998. In 1999 $15,000 was incurred as a management fee to the President of the Company and $2,250 was paid for the office suite and related expenses. In 1998, $1,800 was incurred to prepared the audited financial results and $1,257 in presentations to broker dealers.

     The net operating loss in the period in 1999 was ($4,050) as compared to ($3,401) in 1998. The net loss per share each period was less than ($0.01).

Comparison  of  Operating  Results for the six month  period ended June 30, 1999
--------------------------------------------------------------------------------
compared to same period in 1998
-------------------------------

     In 1999, the Company accured revenues of $27,004 from the interest earned on the Notes Receivable from to UAI. No revenues were recorded in 1998. In 1999 the Comopany incurred $46,911 in expenses compared to $3,586 in 1998. In 1999 $30,000 was incurred as a management fee to the President of the Company, $6,000 was paid to Standard Poor's for financial coverage, $5,098 was paid in professional fees and $4,500 was paid for the office suite and related expense. In 1998, $1,800 was incurred to prepared th audited financial results and and $1,257 in presentations to broker dealers.

     The net operating loss in 1998 was ($19,907) as compared to($3,586) in 1997. The net loss per share in 1999 was ($0.01) in 1998.

        For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing
-----------------------------

        The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination. And once a business combination is completed, the Company's needs for additional financing is likely to increase substantially.

        No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

        Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Year 2000 Issues
----------------

        Year 2000 problems result primarily from the inability of some computer software to property store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

        The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no property. The Company currently maintains an office at 462 Stevens Avenue, Suite 308, Solana Beach, California 92075. The Company pays $ 750 per month for an office suite and all related expenses including receptionist, clerical and technical support, office supplies, telephone, computer, etc.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


                                                    NUMBER OF
SHAREHOLDERS BENEFICIAL OWNERS                      SHARES            PERCENTAGE

Bonechi Finance Ltd.                                300,000               9.1%
Level 6, 459 Collins Street
Melbourne 3000
Victoria Australia 8007

Booker Finance Ltd.                                 300,000               9.1%
Suite 26-00, Level 26, Menara IMC
Jalan Sultan Ismail
50250, Kuala Lumpu

Britannia Securities Ltd.                           300,000               9.1%
North Town Mills, Level 4
PO Box 370
Trinity Square
St. Peter Port
Guernsey GYI 3NY

Collyer House Ltd.                                  300,000               9.1%
52 Station Street
Mt. Eliza 3930
Victoria Australia

Holder Row Ltd.                                     300,000               9.1%
Level 9, 575 Bourke Street
Melbourne 3000
Victoria Austrailia

Normandy Investment Ltd.                            300,000               9.1%
111 Bayside Drive, Suite 200
Corona Del Mar, CA 92625

Salamander Group Investments Ltd.                   300,000               9.1%
North Town Mills, Level 4
PO Box 370 Trinity Square
St. Peter Port
Guernsey GIY

Yellowstone Securities Ltd.                         300,000               9.1%
6 Nova Drive
Dandenong 3175
Victoria Austrailia

Oceania Custodians, Ltd.                            250,000               7.6%
23 S. Milburn Street
Dunedin, New Zealand

 Kurt Wright                                              0                 0
2625 Temple Heights Dr.
Oceanside, CA 92056

Leonard Viejo                                        30,000               0.9%
462 Stevens Avenue, Suite 308
Solana Beach, CA 92075

Anthony D. Robinson                                  10,000               0.3%
7 Airedale Avenue
Hawthron East 3123
Victoria Australia

Roger C. Davey                                       10,000               0.3%
Canterbury Mint Pty. Ltd.
155 Cochranes Road
Cere 3221
Victoria Australia

All directors and executive                         50,000                1.5%
officers as a group (3 persons)


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The directors and executive officers currently serving the Company are as follows:


Name                          Position                         Term
----                          --------                         ----

Kurt Wright                   Chairman and Director            Annual

Leonard Viejo                 President, Assistant             Annual
                              Secretary and Director

Roger C. Davey                Secretary and Director           Annual

        The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

        The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time, which they will devote to the Company's affairs, is unknown and is likely to vary substantially from month to month.

Biographical Information
------------------------

        Kurt Wright,  Director and Chairman, age 58, is president and founder of
        -----------------------------------
Clear Purpose Management, Inc. (CPM) (1976-present). CPM is a management consulting firm specializing in corporate culture change. Mr. Wright has coached leaders from some of the most respected companies in the U.S., Canada, South America and Europe including 3M, Shell Oil, Hallmark, Pratt & Whitney and
Alberto Culver. His work, as well as the ideas in his book, "Breaking the Rules," grew out of a 1970 decision to spend the rest of his life working to understand what each of us is like at our very best. Prior to founding CPM, Mr. Wright was associated with the Dale Carnegie Courses, where he led the effort to introduce Dale Carnegie's Management Seminar to the Denver market. Mr. Wright began his career as a feed ingredient merchandiser (commodity trader) for the Pillsbury Company. He attended Hamline University and the University of Minnesota where he majored in educational psychology.

        Leonard Viejo,  Director and  President,  age 50, is President of ASTRUM
        ----------------------------------------
Energy Corporation ("ASTRUM") (1997-1998) and Vice President and Chief Financial Officer in the investment banking firm of Kinsell, Newcomb & De Dios, Inc. ("Kinsell") (1994-1998). ASTRUM is an energy services company that partners with municipalities to offer their communities lower electric rates and improved service benefits. Mr. Viejo also leads the utility financing and acquisition practice for Kinsell. The firm has designed and marketed, as a lead and a participating underwriter, over $4 billion in financings. Prior to joining Kinsell, Mr. Viejo was a financial executive reporting to the Chairman/CEO and served on the executive council of Sempra, an energy management company. During his tenure in the industry, he has structured innovative and cost effective financing transactions; and successfully negotiated strategic business alliances. Prior to joining the utility profession, Mr. Viejo earned his CPA and worked as a manager with Ernst & Young. He graduated with honors from the University of Pennsylvania, Wharton School of Finance and Commerce and Northwestern University, Kellogg Graduate School of Management.

     Roger C. Davey, Director and Secretary,  age 52, is an Australian resident.
     ---------------------------------------
He was a Director of McIntosh Hamson Hoare Govett, a major Australian brokerage house and was responsible for the creation and management of the futures operations as Executive Director of McIntosh Risk Management Limited. Mr. Davey was also a Director of Sydney Futures Limited and Bain Refco Commodities Limited. Since 1992 he has also been a Director of and held Chief Financial
Officer positions in Yamarna Goldfield, N.L., Ysabel Resources, Inc. and Transglobal Resources, N.L. Mr. Davey has a Bachelor of Business degree from Wesley College, is a CPA, a member of the Securities Institute of Australia and the Australian Corporation Treasures Association and has extensive experience in all aspects of finance and risk management techniques, as well as a full working knowledge of financial markets in North America, Canada and Australia, and the associated regulatory requirements.

        Management will devote necessary time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

        None of the Company's directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. The President of the Company receives a monthly fee of $5,000. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

        It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

        It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted Common Stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions.

Indemnification of Officers and Directors
-----------------------------------------

        As permitted by Nevada Revised Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability
----------------------

        The Nevada Business Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.


Conflicts of Interest
---------------------

        The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General. Officers and directors of the Company may participate in business ventures, which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so.


ITEM 6.  EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE OF EXECUTIVES & DIRECTORS
                           -----------------------------------------------------

                                    Annual Compensation                 Awards

Name and           Year  Salary  Bonus   Other Annual   Restricted    Securities
Principal                ($)     ($)     Compensation   Stock         Underlying
Position                                ($)             Award(s)      Options/
                                                        ($)           SARs (#)
============== --------- ------------ --------- ------------------- ------------
Leonard Viejo,     1997   0      0       0               0                 0
President &
Director
               --------- ------------ --------- ------------------- ------------
                   1998   0      0       5,000           0                 0
============== --------- ------------ --------- ------------------- ------------
Kurt Wright        1998   0      0       0               0                 0
Chairman &
Director
============== --------- ------------ --------- ------------------- ------------
Roger C. Davey,    1997   0      0       0               0                 0
Secretary
               --------- ------------ --------- ------------------- ------------
                   1998  0       0       0               0                 0
============== --------- ------------ --------- ------------------- ------------


        Option/SAR Grants Table (None)

        Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value (None)

        Long Term Incentive Plans - Awards in Last Fiscal Year (None)

     See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In March 1998, Jay Geier, President and Director was issued 5 million shares of common stock @ $.001 per share for cash

     No officer, director, or affiliate of the Company any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

        The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

        Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

     The Company current business is the business address for another employer of the President of the Company. The Company has agreed to pay $750 per month for an office suite and all related expenses. It is likely that the Company will establish and maintain a different office after completion of a business combination.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

     The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock $0.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors. As of June 30, 1999 a total of 3,290,250 common shares are issued and outstanding.

        Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders
------------

        Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

        No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon.

Transfer Agent
--------------

        The Company's transfer agent is Atlas Stock Transfer Corporation 5899 South State Street, Salt Lake City, Utah 84107 as its transfer agent.

Reports to Stockholders
-----------------------

        The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.


                                           PART II

Item 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        The   Company's   shares  of  common   stock   began   trading   on  the
Over-the-Counter Bulletin Board on December 8, 1998. The prices set forth below represent closing prices.


                                High                  Low
                                ----                  ---


        1998
        ----
Fourth Quarter                 $ 6.00                $ 5.25

        1999
        ----
First Quarter                  $ 5.50                $ 1.00
Second Quarter                 $ 4.25                $ 0.75


December 28, 1998 was the last date the stock was traded in 1998, and the closing price was $6.00. On July 16, 1999, the closing price of the stock was five-eights (5/8). At December 31, 1998, and June 30, 1999, there were 62 and approximately 96 holders of records of the Company's stock, respectively. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Schvaneveldt and Company completed the audit of the balance sheets as of December 31,1997, and 1996 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, and 1998. The Independent Audit Report contained an opinion which included a paragraph discussing uncertainties related to continuation of the Company as a going concern. Due to the Share Purchase Agreement, that changed the principal shareholder of the Company, the Company changed Accountants and retained Michael Johnson & Company. In connection with these prior audits, no disagreement exist with any former Acountant on any matter of accounting principles or pratices, financial statements disclosure, or auditing scope of procedure, which disagreement if not resolved to the satisfaction of th former Accountant would have caused the Accountant to make reference in connection with his report to the subject matter of the disagreement(s).


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In the prior three years the Company has sold its Common Stock to the persons listed in the table below in transactions summarizd as follows:

                                                                       CONSID-
                                                            AMOUNT OF  ERATION
NAME & ADDRESS                       PURCHASE DATE          SHARES     PER SHARE
--------------                       -------------          ------     ---------
Jay A. Geier                         March  1998          5,000,000        $0.01
                                                                           cash

Booker Finance Ltd.                  December 7, 1998       300,000        $0.33
Suite 26-00, Level 26, Menara IMC                                           cash
Jalan Sultan Ismail
50250, Kuala Lumpur

Britannia Securities Ltd.            December 7, 1998       300,000        $0.33
North Town Mills, Level 4                                                   cash
PO Box 370
Trinity Square
St. Peter Port
Guernsey GYI 3NY

Holder Row Ltd.                      December 9, 1998       300,000        $0.33
Level 9, 575 Bourke Street                                                  cash
Melbourne 3000
Victoria Austrailia

Normandy Investmentts, Inc.          December 11, 1998      300,000        $0.33
111 Bayside Drive, Suite 200                                                cash
Corona Del Mar, CA 92625

Salamander Group Investments, Ltd.   December 11, 1998      300,000        $0.33
North Town Mills, Level 4                                                   cash
PO Box 370
Trinity Square
St. Peter Port
Guernsey GYI

Leonard and Amber Viejo              January 29, 1999        30,000        $0.33
462 Stevens Ave., Suite 308                                                 cash
Solana Beach, CA 92075

Anthony D. Robinson                  February 2, 1999        10,000        $0.33
7 Airedale Avenue                                                           cash
Hawthorn East 3123
Victoria Australia

Bonechi Finance Ltd.                 June 30, 1999          300,000        $0.33
Level 6, 459 Collins Street                                                cash
Melbourne 3000
Victoria Australia 8007

Collyer House Ltd.                   June 30, 1999          300,000        $0.33
52 Station Street                                                           cash
Mt. Eliza 3930
Victoria Australia

Cortell Group Ltd.                   June 30, 1999          300,000        $0.33
114 Cathedral Street                                                        cash
Sydney Australia 2011

Yellowstone Securities Ltd.          June 30, 1999          300,000        $0.33
6 Nova Drive                                                                cash
Dandenong 3175
Victoria Australia

Oceania Custodians Ltd.              June 30, 1999          250,000        $0.33
23 S Milburn Street                                                         cash
Dunedin, New Zealand

Canterbury Mint Pty. Ltd.            June 30, 1999           10,000        $0.33
H. Canterbury Park                                                          cash
155 Cochranes Road, Cere 3221
Victoria Australia

Investment Concepts                  May 26, 1999            25,000        $0.33
PO Box 2866                                                                 cash
La Jolla, CA 92038

Investments Concepts                 June 30, 1999           25,000        $0.33
PO Box 2866                                                                 cash
La Jollan, CA 92038

     Each of the sales listd above was made for cash or serivces as listed. All of the listed sales were made in reliance upon the eximption from retistration offered by Section 4(2) of the Securities Acto of 1933, as amended and all sales except to Jay A. Geier were make in reliance upon Rule 504 of Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Nevada Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                          SIGNATURES:



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



DATED:  ____________________









                                                   by:/s/Leonard Veijo
                                                   _____________________
                                                     Leonard Viejo
                                                     President



                                                   Directors:





                                                   by:/s/Kurt Wright
                                                     ___________________________
                                                     Kurt Wright
                                                     Director





                                                   by:/s/Leonard Viejo
                                                     ___________________________
                                                      Leonard Viejo
                                                      Director



                                                    by:/s/Roger C. Davey
                                                     ___________________________
                                                       Roger C. Davey
                                                       Director

                            BIO-AMERICAN CAPITAL CORP

                          (A Development Stage Company)



                          Index to Financial Statements

                            BIO-AMERICAN CAPITAL CORP
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                  1999

Cover Page                                                     F-1

Auditors Report for years ended December 31, 1997
     and 1998 and period ended  1999                           F-2

Balance Sheet                                                  F-3

Statement of Operations                                        F-4

Statement of Cash Flows                                        F-5

Statement of Stockholders'  Equity                             F-6

Notes to Financial Statements                                  F-7 - 8 - 9

Auditors Report for years ended December 31,
1996 and 1997                                                  F-10

Balance Sheet                                                  F-11

Statement of Operations                                        F-12

Statement of Stockholders'  Equity                             F-13 - 14

Statement of Cash Flows                                        F-15

Notes to Financial Statements                                  F-16 - 17

Interim Unaudited Financial Statements
for Period Ended June 30, 1999                                 F-18

Balance Sheet                                                  F-19

Statement of Operations                                        F-20

Statement of Cash Flows                                        F-21

Statement of Operations                                        F-22

Statement of Cash Flows                                        F-23

Notes to Financial Statements                                  F-24 - 25

                            BIO-AMERICAN CAPITAL CORP
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
           For the Period May 5, 1992 (Inception) to December 31, 1998
                                      F-1

                         Michael B. Johnson & Company LLC
                        91785 E. Kenyon Ave., Suite 100
                                Denver, Co 80237

                          INDEPENDENT AUDITORS' REPORT

To the board of Directors of
Bio-American Capital Corp.


We have audited the accompanying balance sheet of Bio-American Capital Corp. (A Development Stage Company) as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-American Capital Corp., as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/Michael B. Johnson
____________________
Denver, Colorado
July 26, 1999

                           BIO-AMERICAN CAPITAL CORP
                         (A Development Stage Company)
                              FINANCIAL STATEMENTS
          For the Period May 5, 1992 (Inception) to December 31, 1998
                                   (Audited)

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                                  Balance Sheet
                     December 31, 1998 and December 31, 1997

                                                            Dec.31,     Dec. 31,
                                                            1998        1997


                             ASSETS
CURRENT ASSETS
   Cash                                                  $  29,720    $    --
   Stock Subscription (Note 3)                             495,000         --
   Interest Receivable                                       3,372         --
   Notes Receivable (Note 4)                               450,060         --
                                                         ---------    ---------

        TOTAL CURRENT ASSETS                               978,152

           TOTAL                                         $ 978,152    $    --
                                                         =========    =========

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts Payable                                      $  22,647    $     170
                                                         ---------    ---------

        TOTAL CURRENT LIABILITIES                           22,647          170

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY
   Common stock, $0.001 par value: authorized -
      100,000,000 shares; issued and outstanding -
      3,290,250 shares                                       3,290          780
   Additional paid-in capital                              983,523        7,020
   Accumulated deficit                                     (31,308)      (7,970)
                                                          ---------    ---------
        TOTAL STOCKHOLDERS' EQUITY                         955,505         (170)
                                                          ---------    ---------

           TOTAL LIABILITIES &  STOCKHOLDERS' EQUITY     $ 978,152    $    --
                                                          =========    =========



   The accompanying notes are an integral part of these financial statements.
                                      F-3



                        Bio-American Capital Corporation
                          (A Development Stage Company)
                             Statement of Operations
                     For the Year Ended  December 31, 1998
   With Comparative Totals for December, 31, 1997 and Accumulated from May 5,
                      1992 (Inception) to December 31, 1998


                                             Dec. 31     Dec. 31,      Dec. 31,
                                             1998        1997          1998
REVENUES:

     Interest Income                      $ 3,372     $             $     3,372


EXPENSES:
      Amortization                                                          500
      Professional Expenses                20,210            185         21,110
      Management Fees                       5,000                         5,000
      Travel                                                              1,997
      Office Expenses                       1,500                         6,073


        Total Expenses                     26,710            185         34,680
                                           ------            ---         ------


Net Loss                                 $(23,338)       $  (185)      $(31,308)
                                        ===========    ===========   ===========


Loss Per Share                           $ (0.006)       $ (0.00)
                                        ===========    ===========

Weighted Average Shares Outstanding     3,799,535        780,000
                                         =========       =======


   The accompanying notes are an integral part of these financial statements.



                        Bio-American Capital Corporation
                          (A Development Stage Company)
                             Statement of Cash Flow
                     For the Year Ended  December 31, 1998
          With Comparative Totals for December 31, 1997 and May 5, 1992
                        (Inception) to December 31, 1998

                                                                     May 5, 1992
                                                  Dec. 31  Dec. 31 (Inception)to
                                                  1998     1997     Dec.31, 1998
                                                  ----     ----     ------------
CASH FLOW FROM OPERATING ACTIVITIES:

Net Loss                                         $ (23,338)  $ (185)   $(31,308)

Amortization                                           500      --          100
Increase in Accounts payable                        22,477   22,647          85
(Increase) in Stock Subscriptions Receivable      (495,000)     --     (495,000)
(Increase) in Interest Receivable                   (3,372)
Increase in Notes Receivable                      (450,000)     --     (450,000)
                                                  --------- ---------  ---------

         Net Cash Used by Operating Activities    (949,233)     --     (956,533)

CASH FLOW FROM INVESTING ACTIVITIES:
Incorporation Costs                                    --       --         (500)
Net Cash Used by Investing Activities                  --       --         (500)


CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from Sale of Common Stock                 978,953      --      986,753
                                                  --------- ---------  ---------
Net Cash Provided by Financing Activities          978,953

INCREASE IN CASH                                    29,720      --       29,720

CASH, at Beginning of Period                           --       --           --

CASH, at End of Period                           $ 29,720    $  --     $ 29,720
                                                 ========    ========   ========


Supplemental Disclosures
Interest                                         $     --    $  --     $     --
                                                  =========  ========= =========
Taxes                                            $           $         $
                                                  =========  ========= =========

   The accompanying notes are an integral part of these financial statements.
                                      F-5




                        Bio-American Capital Corporation
                       Statements of Stockholders' Equity
                                December 31, 1998



                                                     Additional    Total
                         Common Stock      Paid In   Accumulated   Stockholders'
                      Shares     Amount    Capital   Deficit       Equity
                      ------     ------    -------   -------       ------

Net Earnings for
12/31/92          $         0   $      0   $     0    $      0    $       0
                                                                                                              0    $         0
                                                                                                                             0

Balance, December
31, 1992                    0          0         0           0            0

Issuance to
Founders for Cash     780,000        780     7,020           0        7,800

Net Loss
12/31/93                    0          0         0      (1,285)      (1,285)

Balance, December
31, 1993              780,000        780     7,020      (1,285)       6,515

Net Loss
12/31/94                                                (2,732)       (2,732)
                                                         ------        ------
Balance, December
31, 1994              780,000        780     7,020      (4,017)        3,783

Net Loss
12/31/95                                                (3,583)       (3,583)
                                                      -----------    -----------
Balance, December
31, 1995             780,000         780     7,020      (7,600)          200


Net Loss
12/31/96                                                  (185)         (185)
                                                      -----------    -----------
Balance, December
31, 1996             780,000         780      7,020     (7,785)           15

Net Loss 12/31/97                                         (185)         (185)
                                                      -----------    -----------

Balance, December
31, 1997             780,000         780      7,020     (7,970)         (170)

Issuance 1/98
for Cash           5,000,000       5,000          0          0         5,000

Reverse Stock
Split 11/19/98    (5,489,750)     (5,490)     5,490          0             0

Issuance 12/14/98
for Cash           3,000,000       3,000    971,013          0       974,013
                   ---------     --------  --------
Net Loss for
12/31/98                                               (23,338)      (23,338)
                                                                                                    -----------    -----------

Balance, December
31, 1998           3,290,250    $  3,290   $983,523   $(31,308)   $  955,505
                  ==========    =========  ========   =========   ==========

   The accompanying notes are an integral part of these financial statements.
                                      F-6

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1998

Note 1 - Organization and Summary of Significant Accounting Policies:
---------------------------------------------------------------------

Organization:

Bio-American Capital Corporation (A Development Stage Company) was incorporated in May 1992 to raise capital for a business venture. Minimal capital was raised and it engaged in no business and remained dormant until November 1998. During November 1998 the Company raised $990,000 from an exempt Offering Circular under Regulation D, Rule 504 of the Securities and Exchange Commission. The Company now acts as a merchant bank to organize, capitalize, acquire and finance technology companies in the electronic communications and commerce industry.

Reverse Stock Split:

On November 10, 1998, the Company's Articles of Incorporation were amended to reduce the number of shares issued and outstanding on a basis of one new share for each twenty of such issued and outstanding, provided that no stockholder shall be reduced thereby to less than 100 shares. The reverse stock split was effective on November 25, 1998.

Basis of Presentation:

The authorized capital stock of the corporation is 100,000,000 shares of common stock $.001.

Cash and Cash Equivalents:

The Company considers all highly-liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

Stock Subscription:

The Company records a stock subscription once the Subscription Agreement is accepted.

Revenue Recognition:

The Company sells merchant banking services and invests in selected ventures. Revenue consist of fees for services and a return on the capital invested.

Use of estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1998


Net Loss Per Share:

Net loss per share is based on the weighted average number of common shares and common shares equivalents outstanding during the period.


Note 2 - Federal Income Taxes:
------------------------------

The Company adopted statement of financial Accounting Standards No. 109, "Accounting For Income Taxes." FAS 109 requires the recognition of deferred tax liabilities and assets for the anticipated future tax effects of temporary differences that arise as a result of differences in the carrying amounts and tax bases of assets and liabilities. There was no material effect on the financial statements as a result of adopting FAS 109.

Note 3 - Stock Subscription:
----------------------------
During late 1998 the Company accepted the Subscription Agreements to purchase 3,000,000 shares of common stock for $990,000 pursuant to an Offering Circular exempt from registration under Regulation D, Rule 504 the Securities and Exchange Commission.

Note 4 - Notes Receivable
-------------------------

The Company has provided $450,060 of bridge financing to Universal Alliance, Inc. ("UAI"). UAI has also issued the Company warrants to purchase common stock of UAI. The financing is to be repaid from the proceeds raised from the UAI Confidential Offering Memorandum that was issued in December 1998.

Note 5 - Commitment and Contingencies:
--------------------------------------

The Company continually reviews business plan to identify candidates that require merchant banking services or funding. The first investment that the Company has agreed to finance is UAI. UAI is the holding company for Remind America, Inc., Global Interlink Systems, Inc., and NCSS America, Inc. Remind America, Inc. is a service-oriented company that began operations in 1996 and specializes in providing a unique acknowledgment service to both business and the general public. Global Interlink Systems, Inc. was incorporated in 1996 and provides personalized custom products to the general public through electronic touch-pad kiosk units. NCSS America, Inc. was recently formed and specializes in the design and installation of high-speed wireless communication networks and services that are fast, cost-effective, high quality and provide secure communications.

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1998


Note 5 - Commitment and Contingencies (Continued):
--------------------------------------------------

Share Exchange Agreement (the "Agreement")

In December 1998, the Company entered into an Agreement with UAI and certain shareholders of UAI (the "UAI Controlling Shareholders"). The Agreement provided that the Company would acquire 81.5% (9,600,000 shares) of the outstanding capital stock of UAI. The UAI Controlling Shareholders will receive one share of newly issued Company stock for each share of UAI Stock. The Agreement requires the Company, with certain limitations, to prepare and file a registration statement or registration statements in compliance with the Securities Act of 1933, as amended (the "Act") such that the UAI Controlling Shareholders will be able to sell the exchange shares in compliance with the Act. The Company's registration efforts shall be limited to attempting to register up to twenty five percent (25%) of the exchange shares once in every six (6) month period. In July 1999, the Company, UAI and the UAI Controlling Shareholders terminated the Share Exchange Agreement and entered into a Stock Option Agreement.

Stock Option Agreement (the "Option Agreement"):

The Option Agreement provides the Company with the option, based upon achieving specific performance criteria, to acquire controlling interest in UAI. The Company would issue to UAI Controlling Shareholders one and three-quarter (1.75) shares of common stock in the Company for each share of UAI common stock. The conditions precedent include (i) the Company to file Form 10-SB with the Securities and Exchange Commission on or before July 30, 1999, and comply with all future disclosure requirements of a fully-reporting company; (ii) the Company to assist UAI in the successful completion of the Private Offering Memorandum for $2,000,000 of Convertible Notes; (iii) Average price of the Company's stock traded on the Over-the-Counter Bulletin Board to average at least $2.00 from August 1, 1999, through September 30, 1999; (iv) Tax-free exchange of the Company's stock for UAI common stock; (v) Successful filing of a registration statement that registers up to twenty five percent (25%) of the Company's common stock to be acquired by the UAI Controlling Shareholders; and
(vi) executing the option before March 31, 2000. The Company is not obligated to complete any or all of the conditions precedent prior to the exercise of the option. The Option Agreement requires the Company, with certain limitation, to prepare and file a registration statement or registration statements in compliance with the Securities Act of 1933, as amended (the"Act") such that the UAI Controlling Shareholders will be able to sell the exchange shares in compliance with the Act. The Company's registration efforts shall be limited to attempting to register up to twenty five percent (25%) of the exchange shares once in every six (6) month period.

                               Bio-American Capital Corporation
                                (A Development Stage Company)

                                     Financial Statements

                                        March 31, 1998
                                              &
                                      December 31, 1997

                                   Schvaneveldt and Company
                                 Certified Public Accountant
                                275 E. South Temple, Suite 300
                                  Salt Lake City, Utah 84111
                                        (801) 521-2392

Darrell T Schvaneveidt C P A

                                 Independent Auditors Report
                                 ---------------------------

Board of  Directors
Bio-American Capital Corporation

I have audited the accompanying balance sheets of Bio-American Capital Corporation, as of March 31, 1998, December 31, 1997 & 1996, and the related statements of operations, stockholders' equity, and cash flows for the period ended March 31, 1998 and the years ended December 31, 1997 & 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Bio-American Capital Corporation, as of March 31, 1998, December 31, 1997 & 1996, and the results of its operations and its cash flows for the period ended March 31, 1998 and the years ended December 31, 1997 & 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has an accumulated deficit and a negative net worth at March 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Schvaneveldt & Company
_________________________
Salt Lake City, Utah
April 2, 1998



                        Bio-American Capital Corporation
                          (A Development Stage Company)
                                 Balance Sheets
                    March 31, 1998, December 31, 1997 & 1996



                                             March         December     December
                                             31, 1998      31, 1997     31, 1996
                                             --------      --------     --------

        ASSETS
Current Assets
--------------
     Cash                                       5,000           -0-          -0-
Other Assets
------------
     Incorporation Costs - Net                     -0-          -0-         100

        Total Assets                               -0-          -0-          -0-

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
-------------------
     Accounts Payable                              355          170          85

Stockholders' Equity
--------------------
     Common Shares Authorized
      100,000,000 Shares, Par Value $0.001
      Per Share
      5,780,000 & 780,000 Shares Issued &
      Outstanding Respectively                   5,780          780         780
     Paid In Capital                             7,020        7,020       7,020
     Deficit Accumulated in the
     Development Stage                          (8,155)      (7,970)     (7,785)
        Total Stockholders' Equity               4,645         (170)         15

Total Liabilities & Stockholders'Equity        $ 5,000       $   -0-    $   100

       The accompanying notes are an integral part of these financial statements

                                      F-11




                           Bio American Capital Corp.
                          (A Development Stage Company)
                  Statements of Operations Accumulated from May
                     5, 1992 (Inception) to March 31, 1998 &
             For the Period January 1, 1998 to March 31, 1998 & the
                      Years Ended December 31, 1997 & 1996


                                              March       December      December
                                 Accumulated  31, 1998    31, 1997      31, 1996
                                 ------------ --------    ---------     --------

Revenues                         $     -0-    $    -0-    $     -0-     $    -0-
-------

Expenses
--------
     Amortization                     500          -0-         100          100
     Administration Expenses        4,758         185           85           85
     Professional Fees                900          -0-          -0-          -0-
     Travel                         1,997          -0-          -0-          -0-
                                 --------     --------     --------      -------
        Total Expenses              8,155         185          185          185
                                 --------     --------     --------      -------
        Net Loss                ($  8,155)    ($  185)    ($   185)    ($   185)
                                  =======     =======      =======       ======
        Loss Per Share                           (.00)        (.00)        (.00)

        Weighted Averages Shares
        Outstanding                         1,502,223      780,000      780,000

      The accompanying notes are an integral part of these financial statements

                                      F-12




                        Bio-American Capital Corporation
                          (A Development Stage Company)
                       Statements of Stockholders' Equity
                    May 5, 1992 (Inception) to March 31, 1998


                                         Common Stock     Paid In    Accumulated
                                    Shares      Amount    Capital    Deficit

--------------------------------------------------------------------------------
Balance, May 5, 1992                   -0-    $     -0-       -0-            -0-
Earnings for the Year Ended

December 31, 1992                                                            -0-

--------------------------------------------------------------------------------
Balance, December 31, 1992             -0-          -0-       -0-            -0-

Shares Issued to Incorporators
for Cash at $.01 Per Share        780,000          780     7,020

Loss for the Year Ended
December 31, 1993                                                        (1,285)
--------------------------------------------------------------------------------
Balance, December 31, 1993        780,000          780     7,020         (1,285)

Loss for the Year Ended
December 31, 1994                                                        (2,732)
--------------------------------------------------------------------------------
Balance, December 31, 1994        780,000          780     7,020         (4,017)

Loss for the Year Ended
December 31, 1995                                                        (3,583)
--------------------------------------------------------------------------------
Balance, December 31, 1995        780,000          780     7,020         (7,600)

Loss for the Year Ended
December 31, 1996                                                          (185)
--------------------------------------------------------------------------------
Balance, December 31, 1996        780,000          780     7,020         (7,785)

Loss for the Year Ended
December 31, 1997                                                          (185)
--------------------------------------------------------------------------------
Balance, December 31, 1997        780,000          780     7,020         (7,970)

    The accompanying notes are an integral part of these financial statements

                                      F-13




                        Bio-American Capital Corporation
                          (A Development Stage Company)
                  Statements of Stockholders' Equity -Continued
                    May 5, 1992 (Inception) to March 31, 1998

                                      Common Stock     Paid In       Accumulated
                                    Shares    Amount   Capital       Deficit

--------------------------------------------------------------------------------
Shares Issued for Cash at $.001
Per Share                        5,000,000     5,000

Loss for Period Ended
March 31, 1998                                                             (185)
--------------------------------------------------------------------------------
Balance, March 31, 1998          5,780,000    $5,780    $7,020          ($8,155)

                                   =============================================
    The accompanying notes are an integral part of these financial statements

                                      F-14




                        Bio-American Capital Corporation
                          (A Development Stage Company)
                  Statements of Cash Flows Accumulated from May
                     5, 1992 (Inception) to March 31, 1998 &
               for the Period January 1, 1998 to March 31, 1998 &
                  for the Years Ended December 31, 1997 & 1996


                                                    March     December  December
                                      Accumulated   31, 1998  31, 1997  31, 1996
                                     ------------  ---------  --------  --------

Cash Flows from Operating Activities
------------------------------------
  Net Loss                                  ($8,155)  ($185)    ($185)    ($185)
  Adjustments to Reconcile Net Loss to
  Net Cash Used by Operating Activities:
    Amortization                                500      -0-      100       100
 Changes in Operating Assets & Liabilities
   Increase in Accounts Payable                 355     185        85        85
                                             -------  -------   -------   ------
          Net Cash Used by
          Operating Activities               (7,300)     -0-       -0-       -0-

Cash Flows from Investing Activities
     Incorporation Costs                       (500)     -0-       -0-       -0-
                                             -------  -------   -------   ------
Net Cash Used by

Investing Activities                           (500)     -0-       -0-       -0-

Cash Flows from Financing Activities
Proceeds from Sale of Common Stock           12,800   5,000        -0-       -0-
                                             -------  --------   -------  ------
Net Cash Provided by
Financing Activities                         12,800   5,000        -0-       -0-

Increase in Cash                              5,000   5,000        -0-       -0-

Cash at Beginning of Period                      -0-     -0-       -0-       -0-

Cash at End of Period                        $5,000  $5,000     $  -0-    $  -0-

Supplemental Disclosures

Interest                                     $   -0- $   -0-    $  -0-    $  -0-

Taxes                                            -0-     -0-       -0-       -0-

    The accompanying notes are an integral part of these financial statements

                                      F-15

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #1 -Organization & Corporate History
-----------------------------------------

The Company was organized on May 5, 1992, under the laws of the state of Nevada. The articles of incorporation state the corporate purpose as "To engage without qualification in any lawful act or activity for which corporations may be organized under the laws of the state of Nevada."

The Company has authorized capital of 100,000,000 shares of common stock each having a par value of $0. 001.

The Company has no operations and is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies
-----------------------------------------

A. The Company uses the accrual method of accounting.

B. Revenues and expenses are recognized in the period in which the activities occur. There have been no operations to produce revenues since inception.

C. The Company has had no noncash  investing  and financing  activities.

D. The Company considers all short term, highly liquid investments that are readily convertible within ninety days to known amounts as cash. (The Company currently has no liquid investments.)

E. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE #3 - Going Concern
-----------------------

The Company has sustained losses in each of the years of its existence. The Company has no operations and generates no additional working capital. In view of these facts there is considerable doubt as to the Company's ability to remain a going concern. The Company's officers seek a merger candidate who can provide a business opportunity and working capital.

NOTE #4 - Income Taxes & Net Operating Loss Carryforward for Income Tax Purposes
--------------------------------------------------------------------------------

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

                               Bio-American Capital Corporation
                                (A Development Stage Company)
                           Notes to Financial Statements -Continued

  NOTE #4 - Income Taxes & Net Operating Loss Carryforward for Income Tax
            Purpose -Continued
 ------------------------------------------------------------------------
                                                             1997           1996
                                                             ----           ----
Current Tax Asset Value of Net Operating Loss
       Carryforwards at Current Prevailing Federal Tax Rate $1,196       $1,168
Evaluation Allowance                                        (1,196)      (1,168)
          Net Tax Asset                                     $   -0-      $   -0-
          Current Income Tax Expenses                           -0-          -0-
          Deferred Income Tax Benefit                           -0-          -0-

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Code are met. These losses are as follows:

                        Year of Loss                Amount       Expiration Date
                                1992        $          -0-                  2007
                                1993                 1,285                  2008
                                1994                 2,732                  2009
                                1995                 3,583                  2010
                                1996                   185                  2011
                                1997                   185                  2012

NOTE #5 - New Technical Pronouncements
--------------------------------------

In 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

In June 1997, SFAS No. 13 1, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 13 1, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

                     Interim Unaudited Financial Statement
                         for period ended June 30, 1999

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999
                                    Unaudited


                        ASSETS
                                                      June 30,          Dec. 31,
                                                      1999              1998
                                                      ----              ----
CURRENT ASSETS

   Cash                                             $   8,387    $  29,720
   Subscription receivable (Note 3)                   465,300      495,000
   Interest Receivable (Note 4)                        27,004        3,372
   Notes Receivable (Note 4)                          450,060      450,060
                                                      -------      -------

        TOTAL CURRENT ASSETS                          950,751      978,152

           TOTAL                                    $ 950,751      978,152
                                                      =======      =======


         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts Payable                                 $  18,525       22,647
                                                       ------    ---------

        TOTAL CURRENT LIABILITIES                      18,525       22,647


COMMITMENTS AND CONTINGENCIES (Note 5))

STOCKHOLDERS' EQUITY

   Common stock, $0.001 par value: authorized -
     100,000,000 shares; issued and outstanding -       3,290        3,290
     3,290,250 shares
   Additional paid-in capital                         983,523      983,523
   Accumulated deficit                                (54,587)     (31,308)
                                                    ---------    ---------

        TOTAL STOCKHOLDERS' EQUITY                    932,226      955,505
                                                    ---------    ---------

           TOTAL                                    $ 950,751    $ 978,152
                                                    =========    =========

   The accompanying notes are an integral part of these financial statements.

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                             Statement of Operations
                    For the Period April 1, 1999 to June 30,
                                    Unaudited

                                                    1999              1998
                                                    ----              ----
REVENUES:
     Interest Income                            $  13,502                0


EXPENSES:
     Management Fees                               15,000                0
     Regulatory Expenses                              302                0
     Professional Fees                                  0            1,800
     Other                                          2,250              344
     Travel                                             0            1,257
                                                  -----------    -----------

        Total Expenses                             17,552            3,401

Net Loss                                        $  (4,050)          (3,401)
                                                 --------           ------

Loss Per Sharer                                 $   (0.00)             (.0)
                                                 ========              ===

Weighted Average Shares Outstanding             3,290,250        5,780,000
                                                =========         =========

    The accompanying notes are an integral part of these financial statements
                                      F-20

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                             Statement of Cash Flow
                    For the Period April 1, 1999 to June 30,
                                    Unaudited


                                                         1999        1998
                                                         ----        ----
CASH FLOW FROM OPERATING ACTIVITIES:

Net Loss                                              ($ 4,050)   ($ 3,401)
Adjustments to reconcile net loss to net cash
     provided by operating activities
        Changes in assets and liabilities
           Interest Receivable                          13,502
                                                                         0
           Accounts payable                              2,307       1,445
              Net Cash Used by Operating Activities     15,245       1,956

CASH FLOW FROM INVESTING ACTIVITIES:
              Net Cash Used by Investing Activities
                                                                         0


CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from Sale of Common Stock                      16,500
                                                                         0
             Net Cash Provided by Financing             16,500
                                                                  --------
Activities                                                   0
                                                                  --------

INCREASE IN CASH                                         1,255       1,956

CASH, April 1, 1999                                      7,132       5,000
                                                      --------    --------

CASH, JUNE 30, 1999                                   $  8,387       3,044
                                                      ========    ========

         The accompanying notes are an integral part of these financial statements.

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                             Statement of Operations
                   For the Period January 1, 1999 to June 30,
                                    Unaudited

                                            1999             1998
                                            ----             ----
REVENUES:
     Interest Income                  $    27,004              0

EXPENSES:
     Administration                        34,500              0
     Regulatory Expenses                    7,265              0
     Professional Fees                      5,098          1,800
     Other                                     48            529
     Travel                                     0          1,257
                                      -----------    -----------

       Total Expenses                      46,911          3,586
                                      -----------    -----------

Net Loss                              ($   19,907)        (3,586)
                                      ===========    ===========

Loss Per Share                        ($     0.01)           (.0)
                                      ===========    ===========

Weighted Average Shares Outstanding     3,290,250      3,280,000

    The accompanying notes are an integral part of these financial statements

                        Bio-American Capital Corporation
                          (A Development Stage Company)
                             Statement of Cash Flows
                   For the Period January 1, 1999 to June 30,
                                    Unaudited



                                                         1999         1998
                                                         ----         ----
CASH FLOW FROM OPERATING ACTIVITIES:

Net Loss                                              ($19,907)   ($ 3,586)
Adjustments to reconcile net loss to net cash
     provided by operating activities
        Changes in assets and liabilities
           Interest Receivable                          27,004
                                                                         0
           Accounts payable                              4,122       1,630
                                                         -----       -----
              Net Cash Used by Operating Activities     51,033       1,956

CASH FLOW FROM INVESTING ACTIVITIES:
              Net Cash Used by Investing Activities
                                                             0           0


CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from Sale of Common Stock                      29,700       5,000
                                                      --------    --------
             Net Cash Provided by Financing             29,700       5,000
Activities

DECREASE IN CASH                                        21,333       3,044

CASH, JANUARY 1, 1999                                   29,720           0
                                                        --------     ------

CASH, JUNE 30, 1999                                   $  8,387       3,044
                                                       ========     =======

   The accompanying notes are an integral part of these financial statements.

                        Bio-American Capital Corporation
                          Notes to Financial Statements
                                June 30, 1999


1.   ORGANIZATION AND OPERATING HISTORY
---------------------------------------

Description of the Business. Bio-American Capital Corporation (the "Company") was incorporated in May 1992 to raise capital for a business venture. Minimal capital was raised and it engaged in no business and remained dormant until November 1998. During late 1998 and 1999 the Company raised $990,000 under Regulation D, Rule 504 of the . The Company now acts as a merchant bank to organize, capitalize, acquire and finance technology companies in the electronic communications and commerce industry.

Reverse Stock Split. On November 10, 1998, the Company's Articles of Incorporation were amended to reduce the number of shares issued and outstanding on a basis of one new share for each twenty of such issued and outstanding; provided that no stockholder shall be reduced thereby to less than 100 shares. The reverse stock split was effective on November 25, 1998.


2.   SIGNIFICANT ACCOUNTING POLICIES
------------------------------------

Stock   Subscription.   The  Company  records  a  stock  subscription  once  the
Subscription Agreement is accepted.

Revenue Recognition. The Company sells merchant banking services and invests in selected ventures. Revenues consist of fees for services and a return on the capital invested.

Use of Estimates. The preparation of the pro forma financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the amounts reported and the disclosure of contingent assets and liabilities at the date of the pro forma financial statements. Actual results could differ from those estimates.


3.   STOCK SUBSCRIPTION
-----------------------

During December 1998 the Company accepted the Subscription Agreements to purchase 3,000,000 shares of common stock for $990,000 pursuant to an exempt Offering Circular under Regulation D, Rule 504 of the Securities and Exchange Commission.

4.   NOTES RECEIVABLE
---------------------

The Company has provided $915,360 of bridge-financing to Universal Alliance, Inc. ("UAI"). UAI has also issued the Company options to purchase 132,943 shares of common stock of UAI at a price of $3.50 per share and 90,000 shares of common stock of UAI at a price of $5.00 per share. The notes receivable are to be repaid on the earlier of December 1999, or from the proceeds raised from the UAI Confidential Offering Memorandum.


5.   COMMITMENT AND CONTINGENCIES
---------------------------------

The Company continually reviews business plan to identify candidates that require merchant banking services or funding. The first investment that the Company has agreed to finance is UAI. UAI is the holding company for Remind America, Inc., Global Interlink Systems, Inc., and NCSS America, Inc. Remind America, Inc. is a service-oriented company that began operations in 1996 and specializes in providing a unique acknowledgement service to both business and the general public. Global Interlink Systems, Inc. was incorporated in 1996 and provides personalized custom products to the general public through electronic touch-pad kiosk units. NCSS America, Inc. was recently formed and specializes in the design and installation of high-speed wireless communication networks and services that are fast, cost-effective, high quality and provide secure communications.

Share Exchange Agreement (the "Agreement"). In December 1998, the Company entered into an Agreement with UAI and certain shareholders of UAI (the "UAI Controlling Shareholders"). The Agreement provided that the Company would acquire 81.5% (9,600,000 shares) of the outstanding capital stock of UAI. The UAI Controlling Shareholders will receive one share of newly issued Company stock for each share of UAI Stock. The Agreement required the Company, with certain limitation, to prepare and file a registration statement or registration statements in compliance with the Securities Act of 1933, as amended (the "Act") such that the UAI Controlling Shareholders will be able to sell the exchange shares in compliance with the Act. The Company's registration efforts shall be limited to attempting to register up to twenty five percent (25%) of the exchange shares once in every six (6) month period. In July 1999, the Company, UAI and the UAI Controlling Shareholders terminated the Share Exchange Agreement and entered into a Stock Option Agreement.

Stock Option Agreement (the "Option Agreement"). The Option Agreement provides the Company with the option, based upon achieving specific performance criteria, to acquire controlling interest in UAI. The Company would issue to UAI Controlling Shareholders one and three-quarters (1.75) shares of common stock in the Company for each share of UAI common stock. The conditions precedent include: (i) the Company to file Form 10-SB with the Securities and Exchange Commission on or before July 30, 1999, and comply with all future disclosure requirements of a fully-reporting company; (ii) the Company to assist UAI in the successful completion of the Private Offering Memorandum for $2,000,000 of Convertible Notes; (iii) Average price of the Company's stock traded on the Over-the-Counter Bulletin Board to average at least $2.00 from August 1, 1999 through September 30, 1999; (iv) Tax-free exchange of the Company's stock for UAI common stock; (v) Successful filing of a registration statement that registers up to twenty-five percent (25%) of the Company's common stock to be acquired by the UAI Controlling Shareholders; and (vi) executing the option before March 31, 2,000. The Company is not obligated to complete any or all of the conditions precedent prior to the exercise of the option. The Option Agreement requires the Company, with certain limitation, to prepare and file a registration statement or registration statements in compliance with the Securities Act of 1933, as amended (the "Act") such that the UAI Controlling Shareholders will be able to sell the exchange shares in compliance with the Act. The Company's registration efforts shall be limited to attempting to register up to twenty five percent (25%) of the exchange shares once in every six (6) month period

                                       INDEX TO EXHIBITS



SK#



3.1     Articles of Incorporation

3.2     Certificate of Amendment

3.3     Bylaws

10.1    Stock Option Agreement

24.1    Accountants Letter